VIA EDGAR

October 20, 2016

Mr. Tony Burak
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Response to your review of shareholder reports for the following issuers (each a “Registrant” and, collectively, the “Registrants”):

American Century Asset Allocation Portfolios, Inc. (File No. 811-21591)
American Century California Tax-Free and Municipal Funds (File No. 811-03706)
American Century Capital Portfolios, Inc. (File No. 811-07820)
American Century Government Income Trust (File No. 811-04363)
American Century Growth Funds, Inc. (File No. 811-21861)
American Century International Bond Funds (File No. 811-06441)
American Century Investment Trust (File No. 811-07822)
American Century Municipal Trust (File No. 811-04025)
American Century Mutual Funds, Inc. (File No. 811-00816)
American Century Quantitative Equity Funds, Inc. (File No. 811-05447)
American Century Strategic Asset Allocations, Inc. (File No. 811-08532)
American Century Target Maturities Trust (File No. 811-04165)
American Century World Mutual Funds, Inc. (File No. 811-06247)

Dear Mr. Burak:

Following are our responses to the questions and comments you raised during our phone conversation on September 20, 2016, with regard to your review of the above-referenced shareholder reports. For your convenience, we have restated each comment prior to our answers.

1)	Comment: The High-Yield Municipal Fund’s performance is compared to an investment-grade securities index. Consider whether a high-yield securities index may be more appropriate.

Response: We believe the current benchmark complies with the requirements of Form N-1A. Nevertheless, we will evaluate whether a different benchmark has the necessary history and comparability to provide appropriate performance comparisons going forward.

2)
Comment: More than 25% of the following funds’ assets are invested in a single sector: International Value Fund (36% Financials), NT International Value Fund (36% Financials), All Cap Growth Fund (27% Information Technology), Capital Value Fund (29% Financials), Growth Fund (29% Information Technology), NT Growth Fund (29% Information Technology), Select Fund (27% Information

Technology), Ultra Fund (30% Information Technology), Disciplined Growth Fund (30% Information Technology), NT Disciplined Growth Fund (30% Information Technology) and Emerging Markets Value Fund (34% Financials). Consider adding disclosure regarding the fund’s concentration policy or concentration risk to each applicable fund’s prospectus.

Response: Each of the above-named fund’s policy on concentration, as disclosed in its statement of additional information, is that the fund will not concentrate its investments in securities of issuers in any particular industry. Although the funds have no stated policy regarding investments in a particular sector, we will review each fund’s disclosure at the next annual update of the prospectus and consider whether additional risk disclosure is appropriate.

3)
Comment: Please explain why certain One Choice Portfolios hold Investor Class shares of underlying American Century funds and other One Choice Portfolios hold Institutional Class shares of underlying American Century funds. Also explain whether the Board considered the class of shares in which the funds invest.

Response: The One Choice Portfolios do not charge management fees. Rather, shareholders indirectly pay their pro rata share of the fees and expenses of the underlying American Century funds in which each One Choice Portfolio invests (reflected in the prospectus fee table as Acquired Fund Fees and Expenses, or AFFE). Each underlying fund pays the advisor a unified management fee for the services it provides to the fund. Out of that fee, the advisor pays all expenses of managing and operating the fund except brokerage expenses, taxes, interest, fees and expenses of the independent directors (including legal counsel fees), extraordinary expenses, and expenses incurred in connection with the provision of shareholder services and distribution services under a plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940. Investor, A, C and R Class shares of each fund have the same unified management fee. However, because Institutional Class shareholders do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes, the advisor is able to charge Institutional Class shares a unified management fee that is 0.20% less than that of the other classes.

As you point out, the One Choice Target Date Portfolios1 generally invest in Institutional Class shares of the underlying funds while the One Choice Target Risk Portfolios2 invest in Investor Class shares of the underlying funds. It is also important to note that the least expensive class offered by the One Choice Target Date Portfolios is the Institutional Class, whereas the least expensive class offered by the One Choice Target Risk Portfolios is the Investor Class.

[1]One Choice In Retirement Portfolio, One Choice 2020 Portfolio, One Choice 2025 Portfolio, One Choice 2030 Portfolio, One Choice 2035 Portfolio, One Choice 2040 Portfolio, One Choice 2045 Portfolio, One Choice 2050 Portfolio, One Choice 2055 Portfolio and One Choice 2060 Portfolio are collectively referred to as the “One Choice Target Date Portfolios.”

[2]One Choice Portfolio: Very Conservative, One Choice Portfolio: Conservative, One Choice Portfolio: Moderate, One Choice Portfolio: Aggressive and One Choice Portfolio: Very Aggressive are collectively referred to as the “One Choice Target Risk Portfolios.”

In order for Institutional Class shareholders of the One Choice Target Date Portfolios to receive Institutional Class pricing (in the form of AFFE), these funds must invest in Institutional Class shares of the underlying funds. An administrative fee of 0.20% is added to Investor, A, C and R Class shares of the One Choice Target Date Portfolios to pay for certain shareholder services not covered by the lower unified management fees of the Institutional Class of the underlying funds in which the One Choice Target Date Portfolios invest. Because the One Choice Target Risk Portfolios offer only Investor and R Class shares, these funds invest in Investor Class shares of the underlying funds and do not charge a separate administrative fee.

As part of the Board of Directors' initial approval of the One Choice Target Date Portfolios and One Choice Target Risk Portfolios, the Board considered the classes and fees of the underlying funds, as well as the total expense ratios for the funds. Additionally, as part of the Board of Directors’ annual renewal of the funds’ management agreement, as disclosed in the funds’ most recent annual reports, the Board concluded that the underlying fund expenses incurred by each fund, as well as the administrative fees for the One Choice Target Date Portfolios, were reasonable in light of the services provided to each fund.

4)
Comment: High-Yield Fund, Short Duration Strategic Income Fund and Prime Money Market Fund held 31%, 25% and 36%, respectively, of its investments in securities exempt from registration pursuant to Rule 144A under the Securities Act of 1933. Consider adding disclosure to address the liquidity of these positions.

Response: The securities noted above were deemed liquid under policies approved by the funds’ Board of Trustees. Our policy is to add disclosure if any portion of these securities is deemed illiquid.

5)	Comment: Certain funds are subject to fee waivers. Explain whether any amounts waived are subject to recoupment and, if so, provide additional disclosure in the Notes to Financials.

Response: To date, we have not reserved the right to recoup any fees that have been waived. If this were to change with respect to future waivers, we would provide appropriate disclosure to that effect.

6)
Comment: Confirm that items required by ASU 2011-11, balance sheet offsetting, have been considered and disclosed, if appropriate. If a tolerance is considered when applying the disclosure, include the threshold within the response.

Response: Our practice is to provide the required disclosure in the Derivatives Instruments note when those amounts are material to the financial statements. We include all required disclosures if either gross assets or gross liabilities that are subject to master netting arrangements are greater than or equal to 1.0% of total net assets.

7)	Comment: There appears to be a typo in U.S. Government Money Market Fund’s investment objective as stated in Note 1. Should the reference to “pursuing” be changed to “preserving”?

Response: Yes, this typo will be corrected in future reports.

8)
Comment: Confirm that any trades pursuant to Rule 17a-7 are disclosed as related party transactions in the Financial Statements. The Registrants’ disclosure policy appeared to change over time as the most recent shareholder reports have included these disclosures, but earlier reports did not.

Response: We have started disclosing Rule 17a-7 transactions regardless of materiality in recent reports and plan to continue this practice for future reports.

9)
Comment: The funds have received an exemptive order from the Securities and Exchange Commission regarding an interfund lending program, however, no disclosure of the program is included in the shareholder reports. Confirm that any interfund lending would be disclosed in the reports.

Response: To date, the funds have not borrowed under the terms of the interfund lending program. If this were to change, we would provide appropriate disclosure to that effect.

10)
Comment: In the International Discovery Fund’s prospectus dated March 29, 2016, a footnote to the fee table indicates that the fund’s “Other Expenses” have been restated to reflect an expected decrease in expenses for the current fiscal year. Please explain the reason for the restatement.

Response: A portion of the directors’ fees and expenses (including legal counsel fees) incurred by the fund for the fiscal year ended November 30, 2015 were related to a legal matter that concluded during the year. Accordingly, the fund’s “Other Expenses” were restated to reflect the expected decrease in such expenses for the current fiscal year. The change in expenses was not due to economies of scale or breakpoints in a fee arrangement.

11)
Comment: The schedule of investments dated March 31, 2016 for Equity Income Fund disclosed that 6.5% of the fund’s assets were invested in exchange-traded funds (ETFs). Confirm that the level of ETF holdings did not require “Acquired Fund Fees and Expenses” disclosure in the fund’s prospectus dated August 1, 2016.

Response: For the fiscal year ended March 31, 2016, the fees and expenses incurred indirectly as a result of the fund’s investments in ETFs and other acquired funds did not exceed 0.01 percent (one basis point) of the fund’s average net assets. Accordingly, such expenses were included under the subcaption “Other Expenses” in the prospectus fee table.

12)
Comment: During the review period, American Century Asset Allocation Portfolios, Inc. and American Century Strategic Asset Allocation, Inc. each filed an amended Form N-PX and American Century Government Income Trust filed an amended Form N-MFP. Going forward, include correspondence with any amended EDGAR filing providing an explanation for the amendment.

Response: We will include appropriate correspondence in the future.

13)
Comment: The accountant’s report on internal control included in the American Century Target Maturities Trust Form N-SAR for the period ended September 30, 2015 did not contain a signature. Please amend the filing to include a signed report.

Response: An amended Form N-SAR was filed on September 23, 2016.

If you have any questions with regard to the above responses, please contact the undersigned at kathleen_nelson@americancentury.com or (816) 340-3226.

Sincerely,

Kathleen Gunja Nelson
Assistant Secretary